Exhibit 99.1

News Release

Suncor Energy announces retirement of Chief Financial Officer

Calgary, Alberta (October 14, 2025) – Suncor Energy (TSX: SU) (NYSE: SU) announces that Kris Smith, the company’s Chief Financial Officer, will retire on December 31, 2025, after more than 25 years of service. During his tenure at the Company, Kris has held several roles prior to his current role, including Executive Vice President, Downstream and Interim Chief Executive Officer.

“Kris’ dedication to Suncor has contributed significantly to our success and I would like to both congratulate and thank him on behalf of the Company, our employees and the Board of Directors,” said Rich Kruger, Suncor’s President and Chief Executive Officer. Added Kruger, “One of the major drivers behind Suncor’s industry leading performance over the past few years is its strong executive leadership team and the disciplined approach to succession planning underpinning it. The Company takes a deliberate, long-term and proactive approach to ensuring that it has multiple high-quality candidates available for each executive role to continue to drive both high performance and further institutionalize our strong performance-based culture.”

As a result, effective November 1, 2025:

Kris Smith will take on an executive advisory role at the Company to ensure a smooth transition leading up to his retirement at year-end.

Troy Little, currently Senior Vice President, External Affairs, will be appointed Chief Financial Officer. He will be responsible for all financial functions including controllers, treasury, tax, internal audit and enterprise risk management as well as information technology. Troy is a Chartered Professional Accountant and Chartered Financial Analyst and has over 25 years of financial experience gained in investment banking, equity research, accounting and financial management. “We are pleased to have Troy step into this important role, bringing with him deep relationships with the investment community as well as a sharp focus on performance,” said Rich Kruger.

Adam Albeldawi, currently Suncor’s Chief Human Resources Officer (CHRO), will be appointed CHRO and SVP, External Affairs and will take on the additional responsibilities of Investor Relations, Government Affairs and Public Affairs. Prior to his current position, Adam advanced through a wide variety of roles within the company with increasing scope and accountability, in both the upstream and downstream businesses. “Over the past nearly 20 years, Adam’s operational, commercial, and performance-oriented success record reflects his broad experience, his commitment to excellence, and his overall understanding of Suncor and the energy sector,” said Rich Kruger.

Suncor Energy is Canada's leading integrated energy company. Suncor's operations include oil sands development, production and upgrading; offshore oil production; petroleum refining in Canada and the U.S.; and the company’s Petro-CanadaTM retail and wholesale distribution networks (including Canada’s Electric HighwayTM, a coast-to-coast network of fast-charging EV stations). Suncor is developing petroleum resources while advancing the transition to a lower-emissions future through investments in lower emissions intensity power, renewable feedstock fuels and projects targeting emissions intensity. Suncor also conducts energy trading activities focused primarily on the marketing and trading of crude oil, natural gas, byproducts, refined products and power. Suncor's common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

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